SDTFF
Premiums and discounts on municipal securities are amortized for financial reporting purposes. On January 1, 2001, the Fund adopted the provisions of the American Institute of Certified Public Accountants' revised Audit and Accounting Guide - Audits of Investment Companies (the "guide"). The guide requires all premiums and discounts on debt securities to be amortized. Prior to January 1, 2001, the Fund recognized market discount at time of disposition as gain or loss. Upon adoption, the Fund adjusted the cost of its debt securities, and corresponding unrealized gain/loss thereon, in the amount of the cumulative amortization that would have been recognized had amortization been in effect from the purchase date of each holding. The effect of this cumulative adjustment was $976 for the Fund. For the year ended December 31, 2001, the effect of the change for the Fund was insignificant to net investment income, net realized gain/loss on investments, and net unrealized gain/loss on investments for both A and B shares. This change had no effect on the fund's net assets or total return.